U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

EVOLVING SYSTEMS, INC.
Full Name of Registrant:

9800 Pyramid Court, Suite 400
Address of Principal Executive Office

Englewood, Colorado 80112
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

The Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, within the prescribed time period without unreasonable effort and expense to the Registrant. Additional time is required to finalize its financial statements and present complete and accurate information to be filed as part of the Form 10-K for the annual period ending December 31, 2021. The Company expects to file the Form 10-K within the extension period of 15 calendar days.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark P. Szynkowski	303	802-1000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On December 31, 2021, the Company closed on the terms of the Equity Purchase Agreement (the “Equity Purchase Agreement”) and two Software Purchase Agreements (the “Software Purchase Agreements” and, together with the Equity Purchase Agreement and the other transaction documents described therein, the “Purchase Agreements”) dated as of October 15, 2021, with subsidiaries and affiliates of PartnerOne Capital, Inc. (the “Purchasers”). The Purchase Agreements provided for the sale and transfer of substantially all of the Company’s operating subsidiaries and all of its assets that provided real-time digital engagement solutions and services in the areas of real-time analytics, customer acquisition and activation, customer value management and loyalty for the telecom industry to the Purchasers for an aggregate purchase price of $40 million (subject to adjustment as set forth in the Equity Purchase Agreement). The Purchase Agreements included customary terms and conditions, including an adjustment to the purchase price based on the Company’s cash and cash equivalents on hand as of the closing date and provisions that require the Company to indemnify the Purchasers for certain losses that it incurs as a result of a breach by the Company of its representations and warranties in the Purchase Agreements and certain other matters. The Company received cash proceeds of $36.0 million and may receive up to an additional $2.5 million in consideration pursuant to the terms of an escrow agreement entered into in connection with the Equity Purchase Agreement.

When filed, the Form 10-K will reflect in accordance with US GAAP the Company’s financial statements reporting the discontinued operations separately from continuing operations. The Company anticipates the financial statements will reflect a loss from continuing operations of $(4.3) million for the year ended December 31, 2021, compared to a loss from continuing operations of $(3.2) million for the year ended December 31, 2020. The Company anticipates it will show a net income from discontinued operations of $21.7 million for the year ended December 31, 2021, compared to a net income from discontinued operations of $3.8 million for the year ended December 31, 2020. The Company also anticipates showing net income of $17.4 million for the year ended December 31, 2021, compared to net income of $0.6 million for the year ended December 31, 2020.

The Company believes that the results contained herein are materially correct; however there can be no assurances that the financial and accounting information related in this filing will not change upon completion of the audit and the filing of the Company’s Form 10-K.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of federal and state securities laws, including, without limitation, the Registrant’s expectations as to the timing of the completion of the year-end financial statement audit and expected financial results referred to herein, and/or the Registrant’s plans, objectives, expectations (financial or otherwise) or intentions.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, (i) unanticipated factors that may delay the Registrant’s completion of its Form 10-K and audited financial statements; (ii) the preliminary nature of the financial results contained in this Form 12b-25 and the possibility that such results could materially change as they are finalized and audited; and (iii) other factors described in Part I, Item 1A, “Risk Factors” of the Registrant’s Annual Report on Form 10-K filed with the SEC on March 17, 2021, the Form 10-K/A filed with the SEC on April 8, 2021, its periodic reports on Form 10-Q filed with the SEC on May 13, 2021, August 12, 2021 and November 10, 2021, and any other information included or incorporated by reference therein, and information which may be contained in the Registrant’s other filings with the SEC. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either the foregoing items, or the risks identified in the Registrant’s SEC filings, to be a complete discussion of all potential risks or uncertainties associated with an investment in the Registrant. Unless required by law, the Registrant expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Evolving Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2022

By: /s/ Mark P. Szynkowski
Mark P. Szynkowski
Senior Vice President of Finance